Christina L. Novak (703) 456-8562 cnovak@cooley.com	VIA EDGAR
March 15, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE: BroadSoft, Inc. — Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of BroadSoft, Inc., a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to the Securities Act of 1933, as amended (the “Act”), and Regulation S-T promulgated thereunder, the initial filing of the Company’s Registration Statement on Form S-1 in connection with the proposed initial public offering of shares of the Company’s common stock, together with copies of the exhibits thereto (except for exhibits to be filed by amendment). The signature pages have been manually executed before the time of this electronic filing and will be retained by the Company for five years.
     In accordance with Rule 13(c) of Regulation S-T, please note that the Company has paid a registration fee of $7,380, which has been wired to the account of the Securities and Exchange Commission (the “Commission”) at U.S. Bank in St. Louis, Missouri.
     Pursuant to Rule 461(a) promulgated under the Act, the staff of the Commission (the “Staff”) is hereby notified that the Company and Goldman Sachs & Co. (the “Managing Underwriter”) desire to make oral requests to the Staff requesting the acceleration of effectiveness of the Registration Statement. The Company and the Managing Underwriter have indicated that each of them is aware of their respective obligations under the Act.
     Please contact me at (703) 456-8562 should you require further information.

Very truly yours,
/s/ Christina L. Novak
Christina L. Novak
Cc: Mark D. Spoto, Esq.
       Darren K. DeStefano, Esq.